Exhibit F

November 18, 2002

Securities and Exchange Commission
450 Fifth Street,
N.W. Washington, D.C.  20549

Re:  Northeast Utilities
     SEC File Number 70-10051

Ladies and Gentlemen:

I am Assistant General Counsel of Northeast Utilities
Service Company ("NUSCO"), a service company affiliate of Northeast Utilities ("NU"). I have acted as counsel for NU in connection with Form U-1 in File No. 70-10051 ("Declaration"). In the Declaration,
NU sought the approval of the Commission for the proposed transactions described therein. Specifically, NU sought Commission approval (i) to issue from time to time unsecured long-term debt securities in an aggregate amount at any time outstanding not to exceed $600 million; and (ii) to enter into hedging transactions with respect to existing indebtedness of NU and of its Nonutility Companies (as defined in the Declaration) and to enter into hedging transactions with respect to future expected debt issuances of NU and of its Nonutility Companies (collectively, the "Proposed Transactions").

In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of NU, certificates of public officials and of officers of NU, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

The opinions set forth herein are limited to the laws of the Commonwealth of Massachusetts and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the Commonwealth of Massachusetts and do not hold myself out as an expert in the laws of such Commonwealth. In expressing opinions about matters governed by the laws of the Commonwealth of Massachusetts, I have consulted with counsel who are employed by NUSCO and are members of the bar of such Commonwealth.

Based upon and subject to the foregoing, and assuming that the Proposed Transactions are carried out in accordance with the Declaration, I am of the opinion that, when the Commission shall have entered an order forthwith granting the Declaration:

(a) all State laws applicable to the Proposed Transactions will have been complied with;

(b) NU is validly organized and existing under the laws of its state of organization;

(c) the Long-term Debt and Hedges will be valid and binding obligation of NU in accordance with their respective terms;
and

(d) the consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by NU or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the Declaration and in any proceedings before the Commission that may be held in connection therewith.

Very truly yours,

/s/ Jeffrey C. Miller
Jeffrey C. Miller
Assistant General Counsel